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SEC

18008764

Securities and Exchange
SEP 21 2018
RECEIVED

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SEC FILE NUMBER
8- 67673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Colonnade Securities, LLC

OFFICIAL USE ONLY
FIRM ID NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 S. Wacker Drive, Suite 3020
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Gillock 312-425-8160
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - if individual, state last, first, middle name)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gillock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colonnade Securities, LLC, as of June 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
JULIANA C WILKIN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/18/21

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS

COLONNADE SECURITIES LLC

Facing Page
Oath or Affirmation

TABLE OF CONTENTS

COLONNADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
For the Year Ended June 30, 2018

ASSETS

ASSETS	
Cash and cash equivalents	$ 806,173
Accounts Receivable	$ 0
TOTAL ASSETS	**$ 806,173**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES AND EQUITY	
Accounts Payable	$ 3,842
Total Liabilities	**$ 3,842**
MEMBER'S EQUITY	$ 802,331
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 806,173**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC
Chicago, Illinois

FINANCIAL STATEMENTS

Including Report of Independent
Registered Public Accounting Firm

As of and for the Year Ended June 30, 2018

uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. The Company did not have any uncertain tax positions for the year ended June 30, 2018. Income tax returns have been filed for the calendar year ending December 31, 2017. Income Tax Returns filed or to be filed by the Company's sole member for the years ended June 30, 2013 through 2017 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3- 3 and the information relating to the possession or control requirements under Rule 15c3- 3 are not applicable to the Company as the Company qualifies for exemption under Rule 15c3- 3(k)(2)(i).

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3- 3.

NOTE 3 - Related Party Transactions

The Company has an expense sharing agreement with its member. During the year ended June 30, 2018, the member provided office space and various administrative and operating services to the Company for $141,372.

NOTE 4 - Concentrations

During the year ended June 30, 2018, the Company had 4 clients that accounted for 91% of revenues. The Company had no accounts receivable from these clients at June 30, 2018.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3- 1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At June 30, 2018, the Company had net capital of $802,331 which was $797,331 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended June 30, 2018 was .0048 to 1.

NOTE 6- Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, Revenue from Contracts with Customers. This standard has been amended 5 times with the issuance of additional ASUs. The Company will adopt this standard as amended as of July 1, 2018 as required by the standard and will implement the new standard using the modified retrospective transition method whereby a cumulative effect adjustment to retained earnings will be recognized upon adoption and the guidance is applied prospectively.

The most significant change in accounting for revenues due to ASU 2014-09 is the timing of the recognition of upfront engagement fees or retainer fees. A downward adjustment to retained earnings of $250,000 is expected as of July 1, 2018 based on open customer contracts as of that date.

Another potential change in the timing of recognizing revenues under the new standard relates to variable consideration. The Company has variable consideration in the form of earnout fees or escrowed amounts that are contingent on various future events. Revenues from variable consideration in a contract will be recognized sooner under the new standard, but only to the extent that it is probable that a significant reversal of that income will not occur. An upward adjustment to retained earnings of $61,153 is expected as of July 1, 2018 based on open customer contracts as of that date.

SUPPLEMENTAL INFORMATION

COLONNADE SECURITIES LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2018

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Securities LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(2)(i).

COLONNADE SECURITIES LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended June 30, 2018

AGGREGATE INDEBTEDNESS	
Accounts payable	$ 3,842
Total Aggregate Indebtedness	3,842
Minimum required net capital (based on aggregate indebtedness)	256
NET CAPITAL	
Member's equity	802,331
Deductions	
Non-allowable assets	0
Net Capital	802,331
Net capital requirement (minimum)	5,000
Capital in excess of minimum requirement	797,331
Ratio of aggregate indebtedness to net capital	.0048 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a- 5, Part IIA.

COLONNADE SECURITIES LLC

STATEMENT OF INCOME
For the Year Ended June 30, 2018

REVENUES	
Investment Banking Fees	$ 5,111,967
OPERATING EXPENSES	
Shared service expenses	141,372
Professional fees	11,300
Other operating expenses	15,806
Total Operating Expenses	168,478
NET INCOME	$ 4,943,489

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended June 30, 2018

BALANCE, July 1, 2016	$ 358,842
Net income	4,943,489
Member distributions	(4,500,000)
BALANCE, June 30, 2017	**$ 802,331**

See accompanying notes to the Financial Statements.

COLONNADE SECURITIES LLC

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 4,943,489
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Accounts receivable	0
Accounts payable	(2,783)
Net Cash Provided by Operating Activities	4,946,272
CASH FLOWS FROM FINANCING ACTIVITIES	
Member Distributions	(4,500,000)
Net Cash Used in Financing Activities	(4,500,000)
Net Increase in Cash and Cash Equivalents	**446,272**
CASH AND CASH EQUIVALENTS, Beginning of Year	359,901
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 806,173**

See accompanying notes to the Financial Statements.

NOTE 1 - Nature of Operations

Colonnade Securities LLC (the Company) was formed in August 2002 and is organized as a limited liability company pursuant to the Limited Liability Company Act of the state of Delaware. The Company began operating under its limited liability company agreement with Colonnade Advisors LLC (the Member) on August 30, 2007. Colonnade Advisors LLC is the sole member of the Company. The Company is an approved as a FINRA/SEC member firm. As a registered securities broker- dealer, the Company provides investment banking and financial advisory services to institutional clients and high net worth individuals.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short- term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Investment Banking Fees

Investment banking fees include fees earned from providing merger and acquisition and financial restructuring advisory services and private placement services. These fees are recognized as earned according to each contract with clients. A portion of this revenue relates to success-based fees, which are recognized only after they have been earned.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for doubtful accounts, if any. The allowance for doubtful accounts is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, know and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible. At June 30, 2018, there was an accounts receivable balance of $0.00, and no allowance for doubtful accounts was necessary.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership; consequently, taxable income or loss is allocated to the sole member in accordance with its respective percentage ownership and no provision or liability for income taxes has been included in the financial statements. The financial statements do include a provision for state replacement taxes.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an